UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 OR 15d-16

of the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number: 001-33208

HANWHA Q CELLS CO., LTD.

Cayman Islands

(Jurisdiction of incorporation or organization)

Hanwha Building 9F

86 Cheonggyecheon-ro

Jung-gu, Seoul, Korea 100-797

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

☒ Form 20-F     ☐ Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-)

This form 6-K/A of Hanwha Q CELLS Co., Ltd. (the “Company”) is being submitted to fix a scrivener’s error in the press release filed as Exhibit 99.1 hereto and the Plan of Merger filed as Exhibit 99.2 hereto. At the effective time of the merger, each ordinary share of the Company issued and outstanding immediately prior to the effective time of the merger will be cancelled and cease to exist in exchange for the right to receive $0.198 in cash without interest, instead of $0.20 as previously disclosed.

Exhibit Index

Exhibit Number	Description

99.1	Hanwha Q CELLS Enters into Definitive Agreement for Going-Private ransaction, dated October 15, 2018

99.2	Plan of Merger, dated October 15, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hanwha Q CELLS Co., Ltd.

Date: October 23, 2018	By:	/s/ Hee Cheul Kim
	Name:	Hee Cheul Kim
	Title:	Chairman and CEO